UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) November 7, 2022

ReAlpha Asset Management, Inc.

(Exact name of issuer as specified in its charter)

Delaware	86-3425507
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

6515 Longshore Loop, Suite 100, Dublin, OH 43017

(Full mailing address of principal executive offices)

(707) 732-5742

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $.001

Item 9.	Other Events.

On November 7, 2022, reAlpha Asset Management Inc. (the “Company”) modified its Subscription Agreement being utilized in its Regulation A offering. The modifications were made to include provisions relating to the acceptance of certain international investors in accordance with the terms of the offering. The changes to the Subscription Agreement relate to forms being required by the Company to be completed by international investors and do not affect terms related to U.S. investors. The new Subscription Agreement is hereby incorporated by reference in its entirety as Exhibit 4.1.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter) ReAlpha Asset Management, Inc.

By (Signature and Title) /s/ Michael Logozzo, Chief Financial Officer and Chief Operating Officer

Date November 7, 2022

INDEX TO EXHIBITS

Exhibit 4.1	Subscription Agreement (related to Regulation A Offering declared effective August 3, 2022)